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Hello -

This is Sam Corcos, CEO of Levels. Because you've been an early supporter of our beta program, I wanted to personally let you know that Levels is opening a portion of our Series A fundraise to our members.

That means you can own a part of Levels directly as we work to reverse the metabolic health crisis.



We are working with the platform Wefunder to manage the crowdfunding portion of the raise and you can find all the details, including how to invest and the minimum amount, at Wefunder.com/levels.

Click here to invest in Levels

With health,
Sam

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

To make sure you keep getting these emails, please add team@levelshealth.com to your address book or allow list. Want out of the loop? Unsubscribe.

228 Park Ave South, PMB 63877, New York, NY 10003

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Hello to our new Series A Community Investors!

We are **blown away** by your support (we hit our initial $2.5M funding target in just 77 minutes) and are more energized than ever to succeed in our mission to solve the metabolic health crisis.

Note that your investment is reserved but not yet complete! Please read this entire message, it includes important details about what to expect next.

Here's a quick video recap and overview. :)


a16z

We are following strict process regulations for the crowdfunding component of our Series A:

- On Thursday, **you placed a reservation** in our Series A funding round, however **no funds have been transferred yet.**
- We expect to complete our fundraise filings with the SEC (Security and Exchange Commission) **in late December or early January**—at which time, **you'll need to confirm your investment.**
- **You will receive an email from Wefunder requiring your action when that time comes.**

Please stay tuned for the aforementioned communication from Wefunder. If you have any questions about the status of your reservation or investment, you can reach out to us at team@levelshealth.com.

Thank you from all of us at Levels. Getting to where we are and where we are going would not be possible without your trust and support.

With health,

Josh
Founder | Levels

To make sure you keep getting these emails, please add team@levelshealth.com to your address book or allow list. Want out of the loop? Unsubscribe.

228 Park Ave South, PMB 63877, New York, NY 10003

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.